Exhibit 99.1

Nano Labs Announces Annual General Meeting

HONG KONG, December 2, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced that it will hold its 2025 Annual General Meeting of Shareholders (the “2025 Annual Meeting”) at 10 A.M. on December 30, 2025, Beijing time (9 P.M. on December 29, 2025, U.S. Eastern time) in 12F, China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, People’s Republic of China. The Company has established the close of business on December 4, 2025, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the 2025 Annual Meeting and any adjournments or postponements thereof. The purpose of the 2025 Annual Meeting is:

(1)	to authorize (a) a share consolidation of every ten shares with a par value of US$0.002 each in the Company’s issued and unissued share capital into one share with a par value of US$0.02 (the “Share Consolidation”) and (b) following the Share Consolidation, the re-designation of (i) 0.9 Undesignated Shares with a par value of US$0.02 each of such classes or classes (however designated) (the “Undesignated Shares”) as Class A ordinary shares with a par value of US$0.02 each (“Class A Ordinary Shares”) and (ii) 0.1 Undesignated Shares as Class B ordinary shares with a par value of US$0.02 each (the “Class B Ordinary Shares”) (the “Share Re-designation”), subject to the condition that the closing price of the Company’s ordinary shares falls below US$1.00 per share for a consecutive period of 30 trading days (or such other period as the board may determine) and the effective date shall be within one year from the date of this resolution, assume that the Share Consolidation and the Share Re-designation become effective immediately, the authorized share capital of the Company shall be US$4,200,000 divided into 210,000,000 shares of par value of US$0.02 each, comprising (i) 109,714,110 Class A ordinary shares of a par value of US$0.02 each, (ii) 285,891 Class B ordinary shares of a par value of US$0.02 each, and (iii) 99,999,999 shares of a par value of US$0.02 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine.

(2)	to authorize a share sub-division of every one (1) share with a par value of US$0.002 each in the Company’s issued and unissued share capital into ten (10) shares with a par value of US$0.0002 each (the “Share Sub-division”), subject to the condition that the closing price of the Company’s ordinary shares exceed US$100.00 per share for a consecutive period of 30 trading days (or such other period as the board may determine) and the effective date shall be within one year from the date of this resolution, assume that the Share Sub-division become effective immediately, the authorized share capital of the Company shall be US$4,200,000 divided into 21,000,000,000 shares of par value of US$0.0002 each, comprising (i) 10,971,410,910 Class A ordinary shares of a par value of US$0.0002 each, (ii) 28,589,090 Class B ordinary shares of a par value of US$0.0002 each, and (iii)10,000,000,000 shares of a par value of US$0.0002 each of such class or classes (however designated) as the Directors may determine.

(3)	to effect the increase in the votes per Class B ordinary share from 30 to 50 (the “Class B Shares Vote Increase”).

(4)	to amend and restate the Company’s fifth amended and restated memorandum and articles of association currently in effect (the “Current M&A”) by the adoption of the sixth amended and restated memorandum and articles of association to reflect the Class B Shares Vote Increase (after the amendment, the “New M&A”); and

(5)	to approve the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

Copies of the notice of the 2025 Annual Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir.nano.cn.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com